Exhibit 27(d)(ix)

Endorsement – Dollar Cost Averaging

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(A STOCK COMPANY)

Home Office: Purchase, New York

Administrative Office: Clearwater, Florida

ENDORSEMENT

The following provision is added to this Policy, effective as of the date We receive Your Written Notice to participate in the Dollar Cost Averaging option.

DOLLAR COST AVERAGING. You may instruct Us to automatically transfer specified amounts from the Money Market Subaccount, Bond Subaccount, the Fixed Account or any combination of these accounts on a monthly basis for purposes of providing for regular level investments over time. We do not guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

The following conditions apply to Dollar Cost Averaging:

1.	You must provide written election of this option on a form provided by Us;

2.	A minimum amount of $5,000 must be in each Subaccount from which transfers are to be made;

3.	The total amount to be transferred from all Subaccounts each month must equal, in total, a minimum of $100;

4.	For transfers from the Fixed Account, no more than one-tenth of the amount in the Fixed Account at the commencement of Dollar Cost Averaging may be transferred each month.

Each transfer which occurs under the Dollar Cost Averaging will be counted towards the number of transfers allowed without charge.

Dollar Cost Averaging will terminate if:

1.	We receive written instruction from You for cancellation;

2.	You elect to participate in any Asset Rebalancing Program; or

3.	You elect to participate in any asset allocation service provided by a third party.

We reserve the right to discontinue, modify or suspend Dollar Cost Averaging at any time, following proper written notification to all policyowners.

Vice President

ELDCA-NY02